

July 9, 2015

Via E-mail
Susan Lohrey
Vice President and General Counsel
Baylake Corp.
217 North Fourth Avenue
Sturgeon Bay, WI 54235

Re: Baylake Corp.
Registration Statement on Form S-4
Filed June 22, 2015
File No. 333-205127

Dear Ms. Lohrey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger

Background of the Merger, page 25

1. We note your disclosure that NEWBI's board engaged its accounting firm to conduct a Fair Market Business Valuation of NEWBI as of September 30, 2014, and that this valuation was used to determine the per share value of NEWBI. It appears that the valuation is a report, opinion or appraisal for purposes of Item 4(b) of Form S-4. Therefore, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A, or please explain why you believe that you are not required to do so.

2. Please file the Fair Market Business Valuation as an exhibit. See Item 1016(c) of regulation S-K.

<u>Material United States Federal Income Tax Consequences of the Merger, page 40</u>

3. We note that the tax opinions filed as Exhibit 8.1 and 8.2 are short form opinions. Please revise your disclosure in this section to clearly state that the disclosure is the opinion of counsel and the accountant. For example, please refer to the disclosure in this section as your opinion instead of a "discussion."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Patrick Murphy
        Godfrey & Kahn